Exhibit 99.11

FORM 51-102F3

Material Change Report

Item 1.
Reporting Issuer

Eastmain Resources Inc. (the “Company”) 82 Richmond Street East, Suite 201 Toronto, Ontario, M5C 1P1

Item 2.
Date of Material Change

Material changes took place on March 6, 2020 and March 9, 2020.

Item 3.
Press Release

On March 6, 2020 and March 9, 2020, news releases in respect of the material changes were disseminated.

Item 4.
Summary of Material Change

The Company announced that it has closed a private placement financing, pursuant to which it raised aggregate gross proceeds of approximately $3,000,000 (the “Offering”).

Item 5.
Full Description of Material Change

The material change is described in the Company’s press releases of March 6, 2020 and March 9, 2020 attached hereto as Schedule “A”, which press releases are incorporated by reference herein.

On March 6, 2020 the Company announced that it has closed the first tranche of the Offering, pursuant to which it raised aggregate gross proceeds of approximately $2,650,000 the “First Tranche”). In connection with the First Tranche, the Company issued an aggregate of 4,700,000 units (“Hard Units”) at a price of $0.10 per Hard Unit, 15,875,000 Quebec flow-through common shares of the Company (the “Quebec FT Shares”) at a price of $0.12 per Quebec FT Share and 2,391,304 federal flow-through common shares of the Company (the “Federal FT Shares”) at a price of $0.115 per Federal FT Share. Each Hard Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one common share of the Company for two years from the closing of the Offering at a price of $0.13.

On March 9, 2020 the Company announced that it has closed the second and final tranche of the Offering, pursuant to which it raised aggregate gross proceeds of approximately $350,000 (the “Second Tranche”). In connection with the Second Tranche, the Company issued an aggregate of 3,500,000 Hard Units at a price of $0.10 per Hard Unit. In connection with the Offering, on March 9, 2020, Eastmain has issued 315,000 Hard Units of the Company as finder’s units, also subject to the statutory hold period.

Pursuant to the First Tranche, Mr. Blair Schultz indirectly subscribed for an aggregate of 500,000 Hard Units at a price of $0.10 per unit. Mr. Schultz is an insider of the Company. As of March 6, 2020, immediately prior to the closing of the First Tranche, Mr. Schultz held, directly and indirectly, an aggregate of 2,530,419 common shares of the Company and convertible securities entitling Mr. Schultz to acquire an additional 475,000 common shares of the Company, representing less than 1% of the issued and outstanding shares of the Company (and approximately 1.14% on a partially diluted basis assuming exercise of such convertible securities only). Following the closing of the Offering, Mr. Schultz holds an aggregate of 3,030,419 common shares of the Company and convertible securities entitling Mr. Schultz to acquire an additional 725,000 common shares of the Company, representing approximately 1.04% of the issued and outstanding shares of the Company post-closing (and approximately 1.29% on a partially diluted basis, assuming exercise of the convertible securities only).

Pursuant to the First Tranche, Mr. Joe Fazzini subscribed for an aggregate of 750,000 Hard Units at a price of $0.10 per Hard Unit, and for an aggregate of 652,173 Federal FT Shares at a price of $0.115 per Federal FT Share. Mr. Fazzini is an insider of the Company. As of March 6, 2020, immediately prior to the closing of the First Tranche, Mr. Fazzini held an aggregate of 998,153 common shares of the Company, representing less than 1% of the issued and outstanding shares of the Company. Following the closing of the Offering, Mr. Fazzini holds an aggregate of 2,400,326 common shares of the Company and convertible securities entitling Mr. Fazzini to acquire an additional 375,000 common shares of the Company, representing less than 1% of the issued and outstanding shares of the Company post-closing (and less than 1% on a partially diluted basis, assuming exercise of the convertible securities only).

The Offering was approved by the board of directors pursuant to directors’ resolutions dated March 6. 2020. The transaction is exempt from the formal valuation and minority shareholder approval requirements of applicable securities laws as at the time the financing was agreed to, neither the fair market value of the subject matter of, or the fair market value of the consideration for, the financing insofar as it involves interested parties, exceeded 25% of the Company’s market capitalization

The net proceeds from the sale of the Hard Units will be used to fund the exploration and development of the Company’s Quebec mineral concessions and for general corporate and working capital purposes. The gross proceeds received by the Company from the sale of the Quebec FT Shares and Federal FT Shares will be used to fund the exploration and development of the Company’s Quebec mineral concessions, and will be renounced to the subscribers with an effective date no later than December 31, 2020. The Offering was completed to raise proceeds for exploration expenditures and for general working capital purposes.

All securities issued and issuable pursuant to the First Tranche are subject to a statutory hold period expiring July 7, 2020, and all securities issued and issuable pursuant to the Second Tranche are subject to a statutory hold period expiring July 10, 2020. Insiders of the Company purchased, directly and indirectly, an aggregate of 1,250,000 Hard Units and 652,173 Federal FT Shares in connection with the Offering. A material change report is being filed in connection with the insider participation in the Offering less than 21 days in advance of closing of the financing, as the Company did not have prior confirmation of such participation.

Item 6.
Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.
Omitted Information

No information has been omitted.

Item 8.
Executive Officer

Claude Lemasson, President and Chief Executive Officer (647) 347-3765

Item 9.
Date of Report

DATED at Toronto, in the Province of Ontario, this 13th day of March, 2020.

  SCHEDULE “A”

[See attached]

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..

SCHEDULE “A”

Eastmain Closes the First Tranche of the Offering

Not for distribution to U.S. news wire services or dissemination in the United States.

TORONTO--(BUSINESS WIRE)--March 6, 2020--Eastmain Resources Inc. (TSX:ER) (the “Company” or “Eastmain”) is pleased to announce that it has closed the first tranche of the previously announced private placement (the “Offering”) for aggregate gross proceeds of approximately C$2,650,000. A second and final closing is expected to take place next week.

Pursuant to the Offering, the Company issued an aggregate of 4,700,000 units (“Hard Units”) at a price of $0.10 per Hard Unit, 15,875,000 Quebec flow-through common shares of the Company (the “Quebec FT Shares”) at a price of $0.12 per Quebec FT Share and 2,391,304 federal flow-through common shares of the Company (the “Federal FT Shares”) at a price of $0.115 per Federal FT Share. Each Hard Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one common share of the Company for two years from the closing of the Offering at a price of $0.13.

The net proceeds from the sale of the Hard Units will be used to fund the exploration and development of the Company’s Québec mineral concessions and for general corporate and working capital purposes. The gross proceeds received by the Company from the sale of the Quebec FT Shares and Federal FT Shares will be used to fund the exploration and development of the Company’s Québec mineral concessions, and will be renounced to the subscribers with an effective date no later than December 31, 2020.

All securities issued and issuable pursuant to the Offering are subject to a statutory hold period expiring July 7, 2020. The Offering remains subject to the final approval of the Toronto Stock Exchange. Insiders of the Company purchased, directly and indirectly, an aggregate of 1,902,173 Units in connection with the Offering.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the Securities in the United States. The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Eastmain Resources Inc. (TSX: ER | OTCQB: EANRF)
Eastmain is a Canadian exploration company operating in the Eeyou Istchee emerging James Bay gold camp in Québec. The Company holds a 100%-interest in the Clearwater Property, host of the Eau Claire Project, for which it issued a Preliminary Economic Assessment (“PEA”) in May 2018, and the Percival Discovery made in November 2018. Eastmain is also the operator of the Éléonore South Joint Venture, located immediately south of Goldcorp Inc.'s Éléonore Mine, which hosts the Moni/Contact Trend Discovery (2017).

Forwarding-Looking Information
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the use of proceeds of the Offering, and the receipt of regulatory approvals. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are based on various assumptions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, the receipt of applicable regulatory approvals, general business, economic, competitive, political and social uncertainties; the actual results of exploration activities; changes in project parameters as plans continue to be refined; accidents, labour disputes and other risks of the mining industry; as well as those factors discussed in the Company’s annual information form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Contacts

Blair Schultz, Interim President and CEO
+1 647-347-3765
bschultz@eastmain.com

Alison Dwoskin, Manager Investor Relations
+1 647-347-3735
dwoskin@eastmain.com

Eastmain Completes the Second and Final Tranche of the Offering

Not for distribution to U.S. news wire services or dissemination in the United States.

TORONTO--(BUSINESS WIRE)--March 9, 2020--Eastmain Resources Inc. (TSX:ER) (the “Company” or “Eastmain”) is pleased to announce it has closed the second and final tranche of the previously announced private placement (the “Offering”) for aggregate gross proceeds of approximately C$3,000,000. The final tranche is in the amount of $350,000 and consisted entirely of Hard Units.

Pursuant to the Offering, the Company issued an aggregate of 8,200,000 units (“Hard Units”) at a price of $0.10 per Hard Unit, 15,875,000 Quebec flow-through common shares of the Company (the “Quebec FT Shares”) at a price of $0.12 per Quebec FT Share and 2,391,304 federal flow-through common shares of the Company (the “Federal FT Shares”) at a price of $0.115 per Federal FT Share. Each Hard Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one common share of the Company for two years from the closing of the Offering at a price of $0.13.

The net proceeds from the sale of the Hard Units will be used to fund the exploration and development of the Company’s Québec mineral concessions and for general corporate and working capital purposes. The gross proceeds received by the Company from the sale of the Quebec FT Shares and Federal FT Shares will be used to fund the exploration and development of the Company’s Québec mineral concessions, and will be renounced to the subscribers with an effective date no later than December 31, 2020.

All securities issued and issuable pursuant to the second tranche of the Offering are subject to a statutory hold period expiring July 10, 2020. The Offering remains subject to the final approval of the Toronto Stock Exchange. Insiders of the Company purchased, directly and indirectly, an aggregate of 1,902,173 Units. In connection with the Offering, Eastmain has issued 315,000 Hard Units of the Company as finder’s units, also subject to the statutory hold period.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the Securities in the United States. The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Eastmain Resources Inc. (TSX: ER | OTCQB:EANRF)

Eastmain is a Canadian exploration company operating in the Eeyou Istchee emerging James Bay gold camp in Québec. The Company holds a 100%-interest in the Clearwater Property, host of the Eau Claire Project, for which it issued a Preliminary Economic Assessment (“PEA”) in May 2018, and the Percival Discovery made in November 2018. Eastmain is also the operator of the Éléonore South Joint Venture, located immediately south of Goldcorp Inc.'s Éléonore Mine, which hosts the Moni/Contact Trend Discovery (2017).

Forwarding-Looking Information

This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the use of proceeds of the Offering, and the receipt of regulatory approvals. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are based on various assumptions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, the receipt of applicable regulatory approvals, general business, economic, competitive, political and social uncertainties; the actual results of exploration activities; changes in project parameters as plans continue to be refined; accidents, labour disputes and other risks of the mining industry; as well as those factors discussed in the Company’s annual information form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Contacts

For more information:
Blair Schultz
+1 647-347-3765
bschultz@eastmain.com

Alison Dwoskin, Manager Investor Relations
+1 647-347-3735
dwoskin@eastmain.com